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SEC 09056648 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65964

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRANDWOOD SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 WEST 26th STREET, 9th FLOOR
(No. and Street)

NEW YORK, NY (City) (State) 10010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL MORTELL 212-684-6300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAPLAN, PAUL M.
(Name – *if individual, state last, first, middle name*)

570 W.Mt. Pleasant AVE., Suite 104 Livingston, NJ 07039
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
FEB 25 2009
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/24

OATH OR AFFIRMATION

I, MICHAEL J. MORTELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRANDWOOD SECURITIES L.L.C., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

2/23/09

NY NY

Signature

Managing Director

Title

Notary Public

ARTHUR GREEBLER
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01GR4713317
QUALIFIED IN QUEENS COUNTY
COMMISSION EXPIRES 10/31/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditor's Report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRANDWOOD SECURITIES, L.L.C.

TABLE OF CONTENTS

PAUL KAPLAN, MBA
CERTIFIED PUBLIC ACCOUNTANT

To the Member
Grandwood Securities, L.L.C.
New York, N.Y.

I have audited the accompanying statement of financial condition of Grandwood Securities, L.L.C. (a Limited Liability Company) as of December 31, 2008 and the related statements of income, change in member's capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grandwood Securities, L.L.C. as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Paul M. Kaplan
Livingston, N.J.
February 15, 2009

973-992-8989
FAX 973-716-0832
800-799-4785
pk@kapgroup.com

570 WEST MT. PLEASANT AVE.
LIVINGSTON, NJ 07039-1688

SOLUTIONS FOR BUSINESS

GRANDWOOD SECURITIES, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

ASSETS		
Cash and Cash Equivalents	$	132,663
Prepaid Expenses		210
TOTAL ASSETS	$	132,873

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES		
Accounts payable and accrued expenses	$	2,000
Total Liabilities		2,000
MEMBER'S CAPITAL		130,873
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	132,873

The accompanying notes are an integral part of these financial statements.

GRANDWOOD SECURITIES, L.L.C.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2008

REVENUE	
Financial Advisory Services	$ 1,285,000
Other Revenue	20,000
TOTAL REVENUE	1,305,000
EXPENSES	
Professional Fees	9,615
Compensation-Commission	430,000
Regulatory Fees	1,965
Rent	8,210
Office supplies and expense	3,246
Insurance	730
Telephone	1,571
TOTAL EXPENSES	455,337
NET INCOME	$ 849,663

The accompanying notes are an integral part of these financial statements.

GRANDWOOD SECURITIES, L.L.C.
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
DECEMBER 31, 2008

BALANCE – JANUARY 1, 2008	$	65,210
Net Income		849,663
Distribution		(784,000)
BALANCE – DECEMBER 31, 2008	$	130,873

The accompanying notes are an integral part of these financial statements.

GRANDWOOD SECURITIES, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

ASSETS		
Cash and Cash Equivalents	$	132,663
Prepaid Expenses		210
TOTAL ASSETS	$	132,873

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES		
Accounts payable and accrued expenses	$	2,000
Total Liabilities		2,000
MEMBER'S CAPITAL		130,873
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	132,873

The accompanying notes are an integral part of these financial statements.

GRANDWOOD SECURITIES, L.L.C.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2008

REVENUE	
Financial Advisory Services	$ 1,285,000
Other Revenue	20,000
TOTAL REVENUE	1,305,000
EXPENSES	
Professional Fees	9,615
Compensation-Commission	430,000
Regulatory Fees	1,965
Rent	8,210
Office supplies and expense	3,246
Insurance	730
Telephone	1,571
TOTAL EXPENSES	455,337
NET INCOME	$ 849,663

The accompanying notes are an integral part of these financial statements.

GRANDWOOD SECURITIES, L.L.C.
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
DECEMBER 31, 2008

BALANCE – JANUARY 1, 2008	$	65,210
Net Income		849,663
Distribution		(784,000)
BALANCE – DECEMBER 31, 2008	$	130,873

The accompanying notes are an integral part of these financial statements.

GRANDWOOD SECURITIES, L.L.C.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	849,663
Adjustments to reconcile net income to net cash		
Provided by operating activities		
(Increase) decrease in:		
Prepaid expenses		16
NET CASH PROVIDED BY OPERATING ACTIVITIES		849,679
CASH FLOWS FROM FINANCING ACTIVITIES		
Distribution to Members		(784,000)
NET CASH USED IN FINANCING ACTIVITIES		(784,000)
NET DECREASE IN CASH AND EQUIVALENTS		65,679
CASH AND EQUIVALENTS AT BEGINNING OF YEAR		66,984
CASH AND EQUIVALENTS AT END OF YEAR	$	132,663

The accompanying notes are an integral part of these financial statements.

GRANDWOOD SECURITIES, L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 NATURE OF BUSINESS

Organization

Grandwood Securities, LLC (the "Company") is a registered broker-dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Inc. (FINRA) and the Securities Investor Protection Corporation. The Company is wholly owned by Grandwood Capital, LLC, a privately owned New York limited liability company.

The Company was incorporated on December 3, 2002, and was approved as a registered broker-dealer on November 26, 2003.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Income Taxes

The Company is not a taxpaying entity for income tax purposes and, accordingly, no provision has been made for income taxes. In June 2006, the FASB released FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). Upon implementation of FIN 48 an entity will be required to utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008 the FASB staff issues FASB Staff Position 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Non-Public Enterprises", which has deferred the implementation of FIN 48 to fiscal years beginning after December 15, 2008. Since the Company has not implemented the provisions of FIN 48, it has continued to follow policy contained in SFAS No. 5, "Accounting for Contingencies".

Disclosure is not required of a loss contingency involving an unasserted claim or assessment or awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable.

The FASB is currently reviewing the effects, if any, of implementing FIN 48 as it would affect pass-through entities. In the absence of any guidance, management cannot predict what effect this would have on the Company, since present practice requires the entity to pass through any tax effects to the individual members to be reported on their individual tax returns.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. In accordance with the Rule, the Company is required to maintain minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed15 to 1. At December 31, 2008, the Company had net capital, as defined, of $130,663 which was $125,663 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.02 to 1.

Under the provisions of Rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers and, is not subject to certain other requirements of the Customer Protection Rule.

NOTE 4 Related Party Transactions

The Company received administrative services from the sole member of the organization through the use of an operating agreement for rent, insurance, office supplies, computers, etc. The cost of these services totaled $11,171 for the year ended December 31, 2008.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2008

SCHEDULE I
GRANDWOOD SECURITIES, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL	
Total member's equity	$ 130,873
Total capital	130,873
Deductions and/or charges	
Non-allowable assets	210
NET CAPITAL	$ 130,663
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 2,000
AGGREGATE INDEBTEDNESS	$ 2,000
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (greater of 6 2/3% of Aggregate indebtedness or minimal net capital Requirement)	$ 5,000
EXCESS NET CAPITAL	$ 125,663
EXCESS NET CAPITAL AT 1,000 PERCENT	$ 125,463
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 0.02 TO 1

Reconciliation with Company's computation (included in Part II Of Form X-17A-5 as of December 31, 2008)

Net capital, as reported in Company's Part II (Unaudited) Focus report	$ 130,663
Net capital, as included in this report	$ 130,663

PAUL KAPLAN, MBA
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17A-5OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
Grandwood Securities, L.L.C.

In planning and performing my audit of the financial statements of Grandwood Securities, LLC (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs and controls, and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

973-992-8989
FAX 973-716-0832
800-799-4785
pk@kapgroup.com

570 WEST MT. PLEASANT AVE.
LIVINGSTON, NJ 07039-1688

PAUL KAPLAN, MBA
CERTIFIED PUBLIC ACCOUNTANT

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliability in accordance with generally accepted accounting principles such that there is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

973-992-8989
FAX 973-716-0832
800-799-4785
pk@kapgroup.com

570 WEST MT. PLEASANT AVE.
LIVINGSTON, NJ 07039-1688

PAUL KAPLAN, MBA
CERTIFIED PUBLIC ACCOUNTANT

This report is intended solely for the information and use of the member, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Paul M. Kaplan
Livingston, N.J.
February 15, 2009

973-992-8989
FAX 973-716-0832
800-799-4785
pk@kapgroup.com

570 WEST MT. PLEASANT AVE.
LIVINGSTON, NJ 07039-1688

GRANDWOOD SECURITIES, L.L.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-65964

YEAR ENDED DECEMBER 31, 2008

AND

INDEPENDENT AUDITOR'S REPORT